Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2006	2005	2004	2003	2002

FIXED CHARGES:
Interest Expense	$47,593	$42,021	$43,097	$44,975	$44,849
Amortization of Debt Premium, Discount and Expense	578	821	426	855	391
Interest Component of Rentals	1,429	1,506	1,201	544	12

Total Fixed Charges	$49,600	$44,348	$44,724	$46,374	$45,252

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$96,014	$107,392	$100,915	$115,783	$38,503
Add:
IncomeTaxes	61,313	62,761	62,179	69,382	30,795
Total Fixed Charges	49,600	44,348	44,724	46,374	45,252

Total Earnings	$206,927	$214,501	$207,818	$231,539	$114,550

Ratio of Earnings to Fixed Charges	4.2	4.8	4.6	5.0	2.5